UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2010

Compugen Ltd.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXPLANATORY NOTE

Compugen Ltd. (the “Registrant”) is furnishing on this Form 6-K the following documents, which are attached hereto and incorporated by reference herein:

1.	Software License Agreement, dated as of August 27, 2006, by and between the Registrant and Evogene Ltd., attached as Exhibit 1 hereto.

2.	Extension to Software License Agreement, dated as of May 27, 2007, by and between the Registrant and Evogene Ltd., attached as Exhibit 2 hereto.

This report on Form 6-K is hereby incorporated by reference into the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 11, 2010 (Registration No. 333-30902), as amended, and into all future filings by the Company under the Securities Exchange Act of 1934, as amended, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUGEN LTD.
(Registrant)
By: /s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad
Chief Financial Officer

Date: September 21, 2010